Exhibit 99.1

Brian Grassby	Suite 500	Tel: 403-319-7280
Senior Vice-President,	Gulf Canada Square	Fax: 403-205-9000
Finance and Comptroller	401—9th Avenue S.W.
	Calgary, Alberta T2P 4Z4	brian_grassby@cpr.ca
CANADIAN PACIFIC RAILWAY COMPANY
Change of Auditor Notice

TO:	PricewaterhouseCoopers LLP, Chartered Accountants
111, 5th Avenue S.W., Suite 3100
Calgary, Alberta T2P 5L3

Attention: Mr. Raymond Crossley

AND TO:	Deloitte & Touche LLP, Chartered Accountants
700 — 2nd Street S.W., Suite 3000
Calgary, Alberta T2P 0S7

Attention: Mr. Raj Bhogal
NOTICE IS HEREBY GIVEN that, in accordance with National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”) Canadian Pacific Railway Limited, the sole shareholder of Canadian Pacific Railway Company (the “Company”) has considered and approved the following actions, namely that:
1.	PricewaterhouseCoopers LLP (the “Former Auditor”), Chartered Accountants, not be reappointed as auditor of the Company effective May 12, 2011 and

2.	Deloitte & Touche LLP (the “Successor Auditor”), Chartered Accountants, be appointed as auditor of the Company effective May 12, 2011.
The Former Auditor has not expressed any reservation in its audit reports for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.
To the knowledge of the Company, no “reportable event” as such term is defined in NI-51-102 has occurred in connection with the audits for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.
DATED at Calgary, Alberta, this 13th day of May, 2011.

CANADIAN PACIFIC RAILWAY COMPANY
By:	/s/ Brian Grassby
Brian Grassby
Senior Vice-President Finance and Comptroller